# EAGLE POINT CREDIT COMPANY

## QUARTERLY UPDATE – Q4 2023





**FEBRUARY 22, 2024**

# IMPORTANT INFORMATION



This presentation and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company Inc. ("ECC" or the "Company") or any of its affiliates. This presentation is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus.  From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Credit Management LLC (the "Adviser") and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company, as described in the prospectus. There is no guarantee that any of the goals, targets or objectives described in this presentation will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. Past performance is not indicative of, or a guarantee of, future performance. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither the Adviser nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment.  The information presented herein is as of the dates noted and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. The Company does not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation, by investing primarily in equity and junior debt tranches of CLOs.  The Company is externally managed and advised by Eagle Point Credit Management LLC. The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointcreditcompany.com).  This information includes (1) an estimated range of the Company's net investment income ("NII") and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's net asset value ("NAV") per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses per share for the applicable quarter, if available.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

Eagle Point Credit is a registered trademark of Eagle Point Credit Management LLC.
© 2024. Eagle Point Credit Company Inc. All Rights Reserved.

## TABLE OF CONTENTS



1. Introduction to Eagle Point Credit Company (ECC)

2. Senior Investment Team and Investment Process

3. CLO Equity Overview

4. ECC Supplemental Information

5. Selected Market Data

# INTRODUCTION TO
# EAGLE POINT CREDIT COMPANY(ECC)







| The Company: Eagle Point Credit Company Inc. (ECC) | |
| --- | --- |
| **IPO Date** | ▪ October 7, 2014 |
| **Primary Investment Objective** | ▪ To generate high current income by investing primarily in equity and junior debt tranches of collateralized loan obligations, or "CLOs" |
| **Total Market Capitalization** | ▪ $1,004.3 million[1] |
| **Distributions** | ▪ Monthly distribution of $0.16 per share of common stock beginning in April 2023 (distribution rate of 19.1%)[2]<br><br>▪ $19.99 cumulative common distributions per share since IPO[2] |

| The Adviser: Eagle Point Credit Management LLC | |
| --- | --- |
| **History** | ▪ Eagle Point Credit Management LLC ("Eagle Point" or the "Adviser") was formed in 2012 by Thomas Majewski and Stone Point Capital |
| **Asset Under Management** | ▪ Over $9.1 billion[3] managed across the Eagle Point platform on behalf of institutional, high net worth and retail investors |

1.    Combined market capitalization of ECC, ECCC, ECC PRD, ECCX, ECCW and ECCV based on securities outstanding as of December 31, 2023 and market prices as of January 31, 2024.
2.    Based on ECC's closing market price of $10.06 per share on January 31, 2024 and frequency and aggregate amount of regular and supplemental distributions most recently declared by the Company. Cumulative common distribution amount is as of December 31, 2023. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
3.    As December 31, 2023, includes committed but undrawn capital and assets managed by Eagle Point Credit Management LLC and certain of its affiliates.



| | |
|---|---|
| **CLO Equity is an Attractive Asset Class** | ▪ The Credit Suisse Leveraged Loan Index has generated positive total returns in 29 of the past 32 full calendar years[1]<br><br>▪ Eagle Point believes CLO equity provides an attractive way to obtain exposure to senior secured loans |
| **Specialized Investment Team** | ▪ Eagle Point is focused on CLO securities and related investments (as well as other income-oriented investments)<br><br>▪ Each member of the Senior Investment Team is a CLO industry specialist who has been directly involved in the CLO market for the majority of their career |
| **Differentiated Investment Strategy and Process** | ▪ The Company pursues a differentiated *private equity style* investment approach focused on proactively sourcing investment opportunities in CLO equity, seeking to take significant stakes and to influence key terms and conditions |
| **Alignment of Interests** | ▪ Adviser and Senior Investment Team have approximately $15.7 million invested in securities issued by the Company[2] |

# INTRODUCTION TO ECC
## Cumulative Common Stock Distributions



*ECC currently pays an aggregate monthly distribution of $0.16 per share, inclusive of a $0.14 regular distribution and a $0.02 supplemental distribution[1]*

### ECC Cumulative Distributions Per Share[2]

Chart showing cumulative distributions per share by year:
- 2015: $2.35
- 2016: $4.75
- 2017: $8.00
- 2018: $10.40
- 2019: $12.80
- 2020: $14.12
- 2021: $15.76
- 2022: $18.13
- 2023: $19.99

■ Regular Distributions   ■ Special Distributions Declared During Year

1. Based on frequency of regular and supplemental distributions most recently declared by the Company.
2. As of December 31, 2023. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**



*For the period of October 7, 2014 – January 31, 2024:*

- ECC generated a total return[1] of 108.90% versus 103.36% for the S&P BDC Index[2] (annualized net total return of 8.22% for ECC versus 7.91% for the S&P BDC Index)

- ECC traded at an average premium to book value of 10.9% while the BDCs comprising the S&P BDC Index[2] traded at an average discount of -5.9%





**Past performance is not indicative of, or a guarantee of, future performance.** Please see Important Information on page 1.

1.  Total return is calculated as the percent change in the value of $10,000 invested in ECC common stock at the time of the Company's IPO and assumes that any dividends or distributions are reinvested at prices obtained by the Company's dividend reinvestment plan on the applicable payment date. Future results may vary and may be higher or lower than those shown. Returns do not reflect the deduction of taxes that a shareholder would pay on Company distributions or the sale of Company shares.

2.  The S&P BDC Index is designed to track leading business development companies (BDCs) that trade on NYSE and NASDAQ and satisfy market capitalization and equity requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders. You cannot invest directly in an index.

3.  Price to book is calculated as price per share divided by book value per share, which for ECC, reflects management's reported estimate of book value for periods where final determined book values are not available. Future results may vary and may be higher or lower than those shown.

Source: Bloomberg.



**19.1%**
Current
Distribution Rate[1]

**130**
Number of
Resets
Refis
Re-Pricings
Calls[2]

**$0.16**
Monthly Distribution[1]

**20**
Average Years of CLO
Experience of Senior
Investment Team

**95.4%**
Exposure to
Floating Rate
Senior Secured
Loans[3]

Number of Underlying
Loan Obligors[3]
**1,796**

Number of CLO
Equity Securities[3]
**143**

Number
of CLO
**39** Collateral
Managers[3]

**Past performance is not indicative of, or a guarantee of, future performance.** Please see important information on page 1.

1.  Based on ECC's closing market price $10.06 per share on January 31, 2024 and frequency and amount of current distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
2.  Since IPO date October 7, 2014 through December 31, 2023.
3.  As of December 31, 2023.

## Securities Outstanding



*Advisor and Senior Investment Team have approximately $15.7 million invested in ECC, ECCC and ECCX[1]*

| Common Stock | | Preferred Stock and Unsecured Notes | | | | | |
|---|---|---|---|---|---|---|---|
| **NYSE Ticker** | ECC | **NYSE Ticker** | ECCC | ECC PRD | ECCV | ECCW | ECCX |
| **Description** | Common Stock | **Description** | Series C Term Preferred Stock Due 2031 ($25 Liquidation Preference) | Series D Perpetual Preferred Stock ($25 Liquidation Preference) | Unsecured Notes Due 2029 ($25 Par Denomination) | Unsecured Notes Due 2031 ($25 Par Denomination) | Unsecured Notes Due 2028 ($25 Par Denomination) |
| **Market Cap[2]** | $774.1mm | **Principal** | $54.3mm | $28.9mm | $93.3mm | $44.9mm | $32.4mm |
| **Price per Share[2]** | $10.06 | **Price per Share[2]** | $22.12 | $20.15 | $22.52 | $24.05 | $24.46 |
| **Distribution[3]** | $0.16 | **Coupon** | 6.50% | 6.75% | 5.375% | 6.75% | 6.6875% |
| **Current Distribution Rate[3]** | 19.1% | **Yield to Maturity[2]** | 8.6% | 8.4% | 7.9% | 7.5% | 7.4% |
| **Payment Frequency** | Monthly | **Payment Frequency** | Monthly | Monthly | Quarterly | Quarterly | Quarterly |
| **Maturity Date** | N/A | **Maturity Date** | 6/30/2031 | Perpetual | 1/31/2029 | 3/31/2031 | 4/30/2028 |
| **Callable Date** | N/A | **Callable Date** | 6/16/2024 | 11/29/2026 | 1/31/2025 | 3/29/2024 | Callable |
| **Market Value Held by Adviser and Senior Investment Team[1]** | $15.5mm | **Market Value Held by Adviser and Senior Investment Team[1]** | $66.4K | N/A | N/A | N/A | $131.4K |

**Past performance is not indicative of, or a guarantee of, future performance**. Please see important information on page 1.

1. Amount includes holdings of Eagle Point and its senior investment personnel as of December 31, 2023 (based on market values as of January 31, 2024).
2. Reflects securities outstanding as of December 31, 2023 and market price as of January 31, 2024. Yield is shown to the stated maturity based on market prices as of January 31, 2024. If called prior to stated maturity, the yield could be adversely impacted.
3. Based on ECC's closing market price of $10.06 per share on January 31, 2024 and frequency and aggregate amount of regular and supplemental distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**



SENIOR INVESTMENT TEAM AND INVESTMENT PROCESS







**Thomas Majewski**
Founder and Managing Partner



**Daniel Ko**
Senior Principal and Portfolio Manager



**Daniel Spinner, CAIA**
Senior Principal and Portfolio Manager

## 28 Years of Experience

### Background

**Direct experience in the credit markets dating back to the 1990s**

- Spent his entire 28 year career in the credit and structured finance markets

- Formerly responsible for managing diverse credit portfolio for AMP Capital/AE Capital

- Led the creation of some of the earliest refinancing CLOs, pioneering techniques that are now commonplace in the market

- Unique background as both a CLO investor and investment banker including Former Head of CLO Banking at Merrill Lynch and RBS

- EY Entrepreneur of the Year Award (2017)

## 17 Years of Experience

### Background

**Direct experience in fixed income markets dating back to 2006**

- Portfolio Manager for the CLO Strategy

- Specialized exclusively in structured finance throughout entire career

- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling deal cash flows, negotiating deal terms with both debt and equity investors, and coordinating the rating process

## 27 Years of Experience

### Background

**Direct experience financing and advising asset managers and funds dating back to the 1990s**

- Portfolio Manager for the Defensive Income Strategy

- Former Investment Analyst at the 1199SEIU Pension responsible for the private equity, real estate, and special opportunities credit portfolios

- Credit trained in 1996 at Chase Manhattan Bank



*Eagle Point employs a process that we believe is more akin to a private equity-style investment approach than the typical process used by many investors in fixed income securities*

| | |
|---|---|
| **Investment Strategy and Process** | ▪ Proactive sourcing of investment opportunities<br><br>▪ Utilization of our methodical and rigorous investment analysis and due diligence process<br><br>▪ Involvement at the CLO formation and structuring stage enables us to influence the key terms and conditions of the investment for significant primary market investments<br><br>▪ Ongoing monitoring and diligence |
| **Objective of the Process** | ▪ Outperformance relative to the CLO market<br><br>  – In the primary market, Eagle Point seeks to invest in CLO securities that have the potential to outperform other similar CLO securities issued within the respective vintage period |





# CLO EQUITY OVERVIEW
## Why Invest in CLO Equity?



*Eagle Point believes that CLO equity provides an attractive way to obtain exposure to loans*

| Distribution of CLO Equity IRRs<br>U.S. CLOs (2002 – 2011 Vintages)[1] | CLO Equity Attributes |
|---|---|

- CLO equity has historically generated strong absolute returns with a low loss rate



4 %

96%

IRRs over 15%

Positive IRRs up to 15%

- CLOs with positive equity returns
- CLOs with negative equity returns

- Potential for strong absolute and risk-adjusted returns

- Expected shorter duration high-yielding credit investment with potential for high quarterly cash distributions

- Expected protection against rising interest rates[2]

- Expected low-to-moderate correlation over the long-term with fixed income and equity

**Past performance is not indicative of, or a guarantee of, future performance.** Please see important information on page 1.
Source: Compiled by Eagle Point based on data from Intex, Bloomberg, and Moody's Investors Service. As of November 2, 2017.

1.  This chart shows certain performance data for CLO 1.0 vintages. For this purpose, CLO 1.0 vintages are defined as U.S. broadly syndicated cash flow CLOs that were originated from 2002 to 2011. Information for later vintage CLOs is not as complete and is therefore not shown.  The figures presented in this report do not reflect any projections regarding the returns of any investment strategy, and all returns earned on CLO investments will be reduced by any applicable expenses and management fees. Actual performance of a CLO investment will vary, and such variance may be material and adverse, including the potential for full loss of principal. In particular, ECC is only invested in CLOs issued after 2011 (the CLO 2.0 period), and no representation is being made with respect to the historical or future performance of such later issued CLOs.  CLO investments involve multiple risks, including unhedged credit exposure to companies with speculative-grade ratings, the use of leverage, and pricing volatility. The analysis was prepared by Eagle Point based on its proprietary analysis of data sourced from Intex, Bloomberg, Moody's Investors Service, and proprietary CLO Manager presentations. While the data and information contained in this report have been obtained from sources that Eagle Point considers reliable, Eagle Point has not independently verified all such data and does not represent or warrant that such data and information are accurate or complete, and thus they should not be relied upon. In addition, for purposes of this analysis, IRRs were calculated at the CLO level net of all CLO-related expenses, and some of such IRRs have certain inherent limitations as they are calculated based on certain underlying assumptions, which may under or over compensate for the impact, if any, of certain market factors and financial risks, such as lack of liquidity, macroeconomic factors, and other similar factors. The IRR calculations assume an initial cash investment equal to the par balance of the equity tranche. For redeemed CLOs, the equity IRR is based on reported Intex cash flows or manager reported realized returns where Intex data was not available. For active CLOs, the equity IRR is based on reported Intex cash flows and assumes a terminal equity value equal to the CLO's NAV as of November 2, 2017. Such assumptions may not be reflective of actual market conditions in the past, present, or future. **Additional information relating to this analysis is available upon request.**

2.  The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan).  However, CLO equity is also subject to other forms of interest rate risk.

# CLO EQUITY OVERVIEW

## The CLO Market is Large and Important to the Loan Market



*The CLO market is the largest source of capital for the U.S. senior secured loan market[1]*

### U.S. Leveraged Loans Outstanding[1]



### U.S. CLOs Outstanding[2]



### Demand for Institutional Leveraged Loans[4]



### U.S. Leveraged Loans Fund Flows ($ Billions)[5]



1. Source: Pitchbook LCD. As of December 31, 2023.
2. Source: Refinitive Leveraged Loan Monthly. As of December 31, 2023.
3. Represents Compound Annual Growth Rate ("CAGR") for the periods shown.
4. Source: Pitchbook LCD. Represents average demand for newly issued leveraged loans as of December 31, 2022.
5. Source: JP Morgan as of December 31, 2023.

# CLO EQUITY OVERVIEW
## Positive Loan Market Track Record



*From 1992 through 2023, the CSLLI generated positive total returns in 29 of the 32 full calendar years*

### Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]

Annualized Return: 5.5%[1]

| Year | Return |
|------|--------|
| 1992 | 6.8% |
| 1993 | 11.2% |
| 1994 | 10.3% |
| 1995 | 8.9% |
| 1996 | 7.5% |
| 1997 | 8.3% |
| 1998 | 5.3% |
| 1999 | 4.7% |
| 2000 | 4.9% |
| 2001 | 2.7% |
| 2002 | 1.1% |
| 2003 | 11.0% |
| 2004 | 5.6% |
| 2005 | 5.7% |
| 2006 | 7.3% |
| 2007 | 1.9% |
| 2008 | -28.8% |
| 2009 | 44.9% |
| 2010 | 10.0% |
| 2011 | 1.8% |
| 2012 | 9.4% |
| 2013 | 6.2% |
| 2014 | 2.1% |
| 2015 | -0.4% |
| 2016 | 9.9% |
| 2017 | 4.2% |
| 2018 | 1.1% |
| 2019 | 8.2% |
| 2020 | 2.8% |
| 2021 | 5.4% |
| 2022 | -1.1% |
| 2023 | 13.0% |

16

# CLO EQUITY OVERVIEW
## Senior Secured Loans are the Raw Materials of CLOs



## Senior Secured Loans Represent "Pure" Credit Exposure

| | |
|---|---|
| **Senior** | Senior position in a company's capital structure |
| **Secured** | First lien security interest in a company's assets |
| **Floating Rate** | Mitigates interest rate risk associated with fixed rate bonds[1] |
| **Low LTV** | Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2] |
| **Consistent Returns** | Since 1992, the Credit Suisse Leveraged Loan Index experienced only three years of negative total returns |

## Illustrative Underlying Loan Obligors in CLOs[3]









## Representative Company Capital Structure

| Assets | Liabilities and Equity | % of Capital Structure |
|---|---|---|
| ▪ Cash<br>▪ Receivables<br>▪ Inventory<br>▪ Property<br>▪ Plant<br>▪ Equipment<br>▪ Brands/Logos<br>▪ Intangibles<br>▪ Subsidiaries | **Senior Secured Loans**<br>First priority pledge of assets | **40-60%** |
| | **Subordinated Bonds**<br>Generally unsecured | **10-20%** |
| | **Equity** | **30-50%** |

## Moody's Average Recovery Rate (1987–2022)[4]



Reflects general market terms as of the date hereof; actual terms of any loan will vary.

**Past performance is not indicative of, or a guarantee of, future performance.** Please see Important Information on page 1.

1. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk, including increased risk of default by CLO's underlying obligors.
2. Loan-to-value ratio is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.
3. The illustrative borrowers shown may not reflect a meaningful part of the portfolios of our CLO investments and have been selected to provide context regarding the general types of borrowers of U.S. senior secured loans. Most of such borrowers are not as recognizable to the public as those shown.
4. Source: Moody's Investor Services Default Trends – Global (January 2023). Senior Loans include first lien, second lien and unsecured term loans. No representation is being made as to the applicability of historical relative recovery rates to future periods. The information shown herein is for background purposes only and is the most recent data available.

# CLO EQUITY OVERVIEW

## The Spread in Loan Market Remains at High End of Historical Range



### Historical Leveraged Loan Spreads

**Legend:** Spread | Long Term Average | Ten Year Average

**Ten Year Average: 371 bps**

**Long Term Average: 313 bps**

| Year | Spread (bps) |
|------|--------------|
| 1992 | 247 |
| 1993 | 244 |
| 1994 | 233 |
| 1995 | 229 |
| 1996 | 254 |
| 1997 | 240 |
| 1998 | 238 |
| 1999 | 264 |
| 2000 | 284 |
| 2001 | 287 |
| 2002 | 303 |
| 2003 | 317 |
| 2004 | 286 |
| 2005 | 256 |
| 2006 | 255 |
| 2007 | 258 |
| 2008 | 270 |
| 2009 | 307 |
| 2010 | 352 |
| 2011 | 376 |
| 2012 | 409 |
| 2013 | 386 |
| 2014 | 386 |
| 2015 | 387 |
| 2016 | 391 |
| 2017 | 357 |
| 2018 | 348 |
| 2019 | 359 |
| 2020 | 358 |
| 2021 | 361 |
| 2022 | 369 |
| 2023 | 398 |

**Loan Market Repayment Rate**



*Loan repayments provide capital for reinvestment within CLOs*

## Annual Repayment Rate

Legend: ▬ Annual Repayment Rate ▬▬ Average

| Year | Annual Repayment Rate |
|------|----------------------|
| 2003 | 48.9% |
| 2004 | 56.4% |
| 2005 | 48.2% |
| 2006 | 44.7% |
| 2007 | 37.3% |
| 2008 | 8.8% |
| 2009 | 14.8% |
| 2010 | 26.9% |
| 2011 | 40.1% |
| 2012 | 38.7% |
| 2013 | 46.9% |
| 2014 | 27.6% |
| 2015 | 21.1% |
| 2016 | 29.6% |
| 2017 | 38.1% |
| 2018 | 24.1% |
| 2019 | 21.7% |
| 2020 | 18.3% |
| 2021 | 30.0% |
| 2022 | 13.6% |
| 2023 | 17.6% |

**23.6% Cumulative Repayments** (2008–2009)

**Average: 31.1%**



*The Company invests primarily in the equity and subordinated debt tranches*

**Assets**

**Liabilities + Equity**

Primarily Floating Rate Loan Collateral

**Portfolio of primarily senior secured loans Rated B on average**

Typically 5-7 year maturity

**Senior Debt Typically AAA rated**

**Subordinated Debt**
Various tranches typically rated from AA to B

**Equity Tranche**
Not rated

Primarily Floating Rate CLO Debt

### Key CLO Structural Features

1. Actively managed portfolio

2. Match funded (i.e., limited refinancing risk)[1]

3. No mark to market triggers (i.e., no margin calls or forced sales)

4. Equity optionality over debt for majority holder due to protective rights

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from the example.

1.  Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 7 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to be repaid at par.





# ECC SUPPLEMENTAL INFORMATION[1]
## Income Statement and Balance Sheet Highlights



| | Q4 2023 (Unaudited) | Q3 2023 (Unaudited) | Q2 2023 (Unaudited) | Q1 2023 (Unaudited) | Q4 2022 (Unaudited) |
|---|---|---|---|---|---|
| U.S. GAAP Net Investment Income ("NII") before Non-Recurring Expenses[2] | $0.33 | $0.33 | $0.32 | $0.34 | $0.40 |
| U.S. GAAP Realized Gain/(Loss) before Non-Recurring Losses[2] | 0.00 | 0.01 | (0.27) | (0.02) | (0.07) |
| Total U.S.GAAP NII and Realized Gain/(Loss) before Non-Recurring Losses and Expenses[2] | $0.33 | $0.34 | $0.05 | $0.32 | $0.33 |
| Non-Recurring Losses and Expenses[2,3] | $0.00 | $0.01 | $0.00 | $0.00 | ($0.04) |
| Total U.S.GAAP NII and Realized Gain/(Loss)[2] | $0.33 | $0.35 | $0.05 | $0.32 | $0.29 |
| Total Portfolio Cash Distributions Received[2,4] | $0.82 | $0.77 | $0.90 | $0.75 | $0.70 |
| Less Cash Received on CLOs called[2] | 0.00 | 0.00 | 0.00 | 0.01 | 0.05 |
| Recurring Portfolio Cash Distributions Received[2,5] | $0.82 | $0.77 | $0.90 | $0.74 | $0.65 |
| Common Share Distributions Paid[5] | ($0.48) | ($0.48) | ($0.48) | ($0.42) | ($0.42) |
| Total Company Expenses[2,6] | (0.20) | (0.19) | (0.21) | (0.22) | (0.27) |
| Total Common Share Distributions and Expenses | ($0.68) | ($0.67) | ($0.69) | ($0.64) | ($0.69) |
| Special Common Share Distributions Declared[7] | $0.00 | $0.00 | $0.00 | $0.00 | ($0.75) |
| Common Share Market Price (period end) | $9.50 | $10.15 | $10.16 | $11.17 | $10.12 |
| Net Asset Value (period end) | $9.21 | $9.33 | $8.72 | $9.10 | $9.07 |
| $ Premium / (Discount) | $0.29 | $0.82 | $1.44 | $2.07 | $1.05 |
| % Premium / (Discount) | 3.1% | 8.8% | 16.5% | 22.7% | 11.6% |
| (Figures below are in millions, except shares outstanding) | | | | | |
| Assets | | | | | |
| CLO Equity | $632.97 | $636.95 | $565.30 | $593.87 | $551.12 |
| CLO Debt | 141.14 | 119.82 | 71.04 | 54.53 | 55.35 |
| Loan Accumulation Facilities | 21.46 | 18.90 | 36.78 | 31.27 | 25.83 |
| Regulatory Capital Relief Securities | 38.42 | 0.00 | 0.00 | 0.00 | 0.00 |
| Other Non CLO Assets | 36.74 | 70.13 | 37.06 | 36.16 | 34.87 |
| Cash and Restricted Cash | 46.45 | 25.67 | 41.06 | 12.37 | 56.83 |
| Receivables and Other Assets | 37.31 | 51.09 | 34.22 | 37.67 | 36.16 |
| Liabilities | | | | | |
| Notes | (157.71) | (149.04) | (154.10) | (153.31) | (150.77) |
| Preferred Stock | (46.94) | (46.42) | (46.92) | (45.54) | (44.58) |
| Payables and Other Liabilities | (14.07) | (29.17) | (10.13) | (11.00) | (39.40) |
| Temporary Equity | | | | | |
| Preferred Stock | (27.43) | (26.55) | (26.19) | (26.19) | (26.14) |
| Net Assets | $708.34 | $671.38 | $548.12 | $529.83 | $499.27 |
| Weighted Avg of Common Shares for the period | 74,207,027 | 67,892,702 | 59,511,166 | 57,350,530 | 50,945,338 |
| Common Shares Outstanding at end of period | 76,948,138 | 71,990,607 | 62,831,478 | 58,226,929 | 55,045,981 |

1. The information contained herein is unaudited. The information shown is derived from the Company's 2023 Annual Report, 2023 Semiannual Report, 2022 Annual Report, interim quarterly unaudited financial statements and/or other related financial information.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. Q3 2023 results include non-recurring excise tax refund. Q4 2022 results include non-recurring excise taxes.
4. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
5. See note 3 and 5 on page 23.
6. Includes operational and administrative expenses, interest expense, distributions on 6.75% Series D Preferred Stock, management and incentive fees, as well as non-recurring expenses mentioned in note 3 above.
7. Q4 2022 special distributions relate to the distribution of excess estimated taxable income over the aggregate distributions paid to common shareholders during the 2022 tax year.



## ECC Portfolio Recurring Cash Flows[2]

RECURRING PORTFOLIO CASH DISTRIBUTIONS RECEIVED[3]

| | Q4 2022 | Q1 2023 | Q2 2023 | Q3 2023 | Q4 2023 |
|---|---|---|---|---|---|
| Total | $0.65 | $0.74 | $0.90 | $0.77 | $0.82 |
| Cash Received in Excess | ($0.04) | $0.10 | $0.21 | $0.10 | $0.14 |
| Total Company Expenses | $0.27 | $0.22 | $0.21 | $0.19 | $0.20 |
| Common Share Regular Distributions Paid | $0.42 | $0.42 | $0.48 | $0.48 | $0.48 |

■ Cash Received in Excess of Common Share Distributions and Total Company Expenses

■ Total Company Expenses[4]

■ Common Share Regular Distributions Paid[5]

1. The information contained herein is unaudited. The information shown is derived from the Company's 2023 Annual Report, 2023 Semiannual Report, 2022 Annual Report, interim quarterly unaudited financial statements and/or other related financial information and is a graphical presentation for information previously provided on page 22.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. "Recurring Portfolio Cash Distributions Received" include quarterly distributions from CLO equity, CLO debt investments and other non-CLO assets and distributions from loan accumulation facilities in excess of capital invested and exclude funds received from CLOs called. Such distributions will vary from period to period and may be adversely affected by developments in the market. No representation is being made that such distributions will continue in the future at the same levels or at all, and nothing herein constitutes a guarantee of future distributions.
4. See note 6 on page 22.
5. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. Amounts do not reflect special distributions paid to shareholders. **Not a guarantee of future distributions or yield.**

# ECC SUPPLEMENTAL INFORMATION[1]
## Quarterly Snapshot Trend



| (Figures below are in millions, except for per share amounts and shares outstanding) | Q4 2023 (Unaudited) | Q3 2023 (Unaudited) | Q2 2023 (Unaudited) | Q1 2023 (Unaudited) | Q4 2022 (Unaudited) |
|---|---|---|---|---|---|
| Distributions Received From CLO Equity[2,3] | $50.94 | $46.10 | $50.46 | $39.57 | $33.59 |
| Distributions Received From Other Investments[3] | 9.74 | 6.07 | 3.22 | 3.66 | 2.13 |
| Total Portfolio Cash Distributions Received[3] | $60.68 | $52.17 | $53.68 | $43.23 | $35.72 |
| | | | | | |
| Investment Income From CLO Equity | $30.39 | $28.49 | $27.12 | $27.71 | $28.89 |
| Investment Income From CLO Debt | 4.18 | 2.90 | 1.50 | 1.37 | 1.46 |
| Investment Income From Loan Accumulation Facilities | 1.20 | 1.71 | 1.14 | 0.94 | 1.02 |
| Investment Income From Regulatory Capital Relief Securities | 1.54 | 1.28 | 1.25 | 1.19 | 0.63 |
| Investment Income from Other Assets | 2.08 | 1.65 | 0.72 | 0.71 | 0.52 |
| Total Gross Income | $39.39 | $36.03 | $31.73 | $31.92 | $32.52 |
| | | | | | |
| Cash Flow Treated as Return of Capital | $21.35 | $18.52 | $17.67 | $12.21 | $10.65 |
| | | | | | |
| Operational and Administrative Expense[4] | $1.20 | $1.07 | $1.15 | $1.22 | $1.02 |
| | | | | | |
| Portfolio Cash Distributions Received: | | | | | |
| Recurring CLO Equity Distributions[3] | $50.05 | $45.79 | $50.45 | $38.59 | $30.81 |
| Called CLO Equity Distributions[3] | 0.89 | 0.31 | 0.01 | 0.98 | 2.78 |
| Distributions Received From CLO Equity[2,3] | $50.94 | $46.10 | $50.46 | $39.57 | $33.59 |
| Distributions Received From CLO Debt[3] | 3.92 | 2.26 | 1.38 | 1.58 | 1.30 |
| Distributions Received From Loan Accumulation Facilities[3] | 2.56 | 2.12 | 0.00 | 0.16 | 0.33 |
| Distributions Received From Regulatory Capital Relief Securities[3] | 1.35 | 1.25 | 1.22 | 1.08 | 0.18 |
| Distributions Received From Non CLO Assets[3] | 1.91 | 0.44 | 0.62 | 0.84 | 0.32 |
| Total Portfolio Cash Distributions Received[3] | $60.68 | $52.17 | $53.68 | $43.23 | $35.72 |
| | | | | | |
| Portfolio Cash Distributions Received per Common Share[2,3,5] | $0.82 | $0.77 | $0.90 | $0.75 | $0.70 |
| U.S. GAAP NII and Realized Gain/(Loss) per Common Share[5] | $0.33 | $0.35 | $0.05 | $0.32 | $0.29 |
| | | | | | |
| Weighted Avg of Common Shares for the period | 74,207,027 | 67,892,702 | 59,511,166 | 57,350,530 | 50,945,338 |
| | | | | | |
| Common Shares Outstanding at end of period | 76,948,138 | 71,990,607 | 62,831,478 | 58,226,929 | 55,045,981 |

1. The information contained herein is unaudited. The information shown is derived from the Company's 2023 Annual Report, 2023 Semiannual Report, 2022 Annual Report, interim quarterly unaudited financial statements and/or other related financial information.
2. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
3. Amounts represent cash received during the period noted. Such amounts may represent income recorded in a previous period.
4. Excludes interest expense, distributions on 6.75% Series D Preferred Stock, management fees, incentive fees and excise tax and excise tax refunds.
5. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.



# ECC SUPPLEMENTAL INFORMATION[1]
## Portfolio Details – Q4 2023

| CLO Equity Holdings (as of December 31, 2023) | Vintage | Refi/Reset/Call | Years Remaining in Non-Call Period | Years Remaining in Reinvestment Period | Income Accrued During Q4 2023 | Cash Received Income Accrued During Q4 2023 | Income Accrued During Q3 2023 | Return of Capital in Q4 2023 | Q4 Cash Received as % of Prior Qtr Accrual | CCC+ or Lower | Junior OC Cushion | Senior AAA Spread | Weighted Average Portfolio Spread | Weighted Average Rating Factor | Diversity Score |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Anchorage Credit Funding 12 | 2020 | | 0.0 | 1.8 | $239 | $371 | $247 | $115 | 150% | 23.80% | 0.73% | 0.59% | 4.67% | 3,476 | 65 |
| Anchorage Credit Funding 13 | 2021 | | 0.0 | 2.6 | $35 | $61 | $35 | $25 | 175% | 22.71% | 2.54% | 0.00% | 4.60% | 3,451 | 68 |
| Apollo RR 23[2] | 2022 | | 1.5 | 4.5 | $158 | $0 | $0 | $0 | NM | 2.80% | 4.70% | 1.77% | 3.79% | 2,924 | 62 |
| Ares XXXIV | 2015 | | 0.0 | 1.3 | $247 | $561 | $262 | $309 | 214% | 8.19% | 2.73% | 1.51% | 3.62% | 2,842 | 80 |
| Ares XLI | 2016 | RF Q3-19 / RS Q1-21 | 0.0 | 2.3 | $485 | $871 | $502 | $380 | 174% | 8.75% | 4.93% | 1.33% | 3.66% | 2,793 | 81 |
| Ares XLIII | 2017 | RS Q2-21 | 0.0 | 2.5 | $407 | $880 | $461 | $431 | 191% | 9.25% | 4.40% | 1.42% | 3.66% | 2,808 | 82 |
| Ares XLIV | 2017 | | 0.0 | 2.3 | $118 | $240 | $115 | $128 | 208% | 8.78% | 4.14% | 1.35% | 3.67% | 2,788 | 82 |
| Ares XLVII | 2018 | | 0.0 | 0.0 | $75 | $387 | $91 | $297 | 428% | 10.44% | 0.88% | 1.21% | 3.57% | 3,014 | 75 |
| Ares LI | 2019 | RS Q3-21 | 0.0 | 2.5 | $304 | $508 | $320 | $196 | 159% | 8.54% | 4.73% | 1.44% | 3.67% | 2,804 | 82 |
| Ares LVIII | 2020 | RS Q1-22 | 0.0 | 3.0 | $161 | $199 | $166 | $0 | 120% | 8.55% | 4.54% | 1.33% | 3.68% | 2,787 | 80 |
| Ares LXIV | 2022 | | 0.3 | 3.3 | $569 | $776 | $572 | $206 | 136% | 7.40% | 4.15% | 1.35% | 3.63% | 2,767 | 77 |
| Bain 2021-1 | 2021 | | 0.0 | 2.3 | $289 | $349 | $280 | $56 | 124% | 10.27% | 3.88% | 1.32% | 3.78% | 2,916 | 100 |
| Bain 2021-7 | 2021 | | 0.1 | 3.1 | $196 | $220 | $49 | $123 | 448% | 8.18% | 4.14% | 1.41% | 3.81% | 2,917 | 96 |
| Bardin Hill 2021-2 | 2021 | | 0.0 | 2.8 | $164 | $78 | $59 | $17 | 132% | 7.69% | 5.56% | 1.51% | 3.99% | 2,757 | 88 |
| Barings 2018-1 | 2018 | | 0.0 | 0.0 | $114 | $834 | $115 | $720 | 723% | 10.72% | 1.64% | 1.21% | 3.57% | 2,839 | 86 |
| Barings 2019-I | 2019 | RS Q2-21 | 0.0 | 2.3 | $415 | $539 | $411 | $130 | 131% | 8.82% | 4.44% | 1.39% | 3.67% | 2,787 | 93 |
| Barings 2019-II | 2019 | RS Q2-21 | 0.0 | 2.3 | $407 | $614 | $414 | $207 | 149% | 9.62% | 3.70% | 1.43% | 3.65% | 2,792 | 93 |
| Barings 2020-I | 2020 | RS Q3-21 | 0.0 | 2.8 | $235 | $260 | $226 | $1 | 115% | 6.95% | 5.06% | 1.41% | 3.65% | 2,689 | 85 |
| Barings 2021-II | 2021 | | 0.0 | 2.5 | $342 | $472 | $336 | $137 | 141% | 6.65% | 4.60% | 1.28% | 3.67% | 2,809 | 87 |
| Barings 2021-III | 2021 | | 0.0 | 3.1 | $59 | $87 | $59 | $30 | 149% | 10.57% | 3.04% | 1.41% | 3.71% | 2,815 | 83 |
| Barings 2022-I | 2022 | | 0.3 | 3.3 | $310 | $477 | $312 | $166 | 153% | 8.99% | 3.65% | 1.25% | 3.79% | 2,886 | 82 |
| Barings 2022-II | 2022 | | 0.5 | 3.5 | $320 | $353 | $310 | $42 | 114% | 7.77% | 4.86% | 1.80% | 3.67% | 2,785 | 80 |
| Blackstone Basswood Park | 2021 | | 0.0 | 2.3 | $132 | $198 | $126 | $70 | 157% | 5.53% | 4.39% | 1.26% | 3.73% | 2,917 | 76 |
| Blackstone Bear Mountain Park | 2022 | | 0.5 | 3.5 | $471 | $459 | $456 | $13 | 101% | 5.24% | 5.29% | 1.80% | 3.68% | 2,872 | 71 |
| Blackstone Bethpage Park | 2021 | | 0.0 | 2.8 | $365 | $521 | $326 | $194 | 160% | 6.50% | 4.26% | 1.39% | 3.72% | 2,920 | 78 |
| Blackstone Bristol Park | 2016 | RF Q1-20 | 0.0 | 0.0 | $0 | $1,271 | $0 | $1,271 | NM | 6.43% | 1.53% | 1.25% | 3.57% | 2,905 | 74 |
| Blackstone Dewolf Park | 2017 | RF Q4-21 | 0.0 | 0.0 | $0 | $260 | $0 | $260 | NM | 6.77% | 1.91% | 1.18% | 3.63% | 3,011 | 73 |
| Blackstone Kings Park | 2021 | | 0.0 | 3.1 | $175 | $195 | $168 | $25 | 116% | 7.29% | 3.85% | 1.39% | 3.74% | 2,879 | 72 |
| Blackstone Unity-Peace Park | 2022 | | 0.3 | 3.3 | $70 | $60 | $15 | $29 | 405% | 5.34% | 4.10% | 1.43% | 3.69% | 2,882 | 73 |
| Blackstone Wellman Park | 2021 | | 0.0 | 2.5 | $364 | $420 | $32 | $328 | 1318% | 4.91% | 5.64% | 1.36% | 3.68% | 2,877 | 77 |
| Blackstone Whetstone Park | 2021 | | 0.1 | 3.1 | $372 | $432 | $337 | $82 | 128% | 6.86% | 3.77% | 1.39% | 3.72% | 2,903 | 75 |
| BBAM European CLO II | 2021 | | 0.0 | 2.5 | $73 | $89 | $75 | $17 | 118% | 4.03% | 4.41% | 1.02% | 4.06% | 2,898 | 58 |
| BlueMountain 2013-2 | 2013 | RS Q4-17 | 0.0 | 0.0 | $0 | $446 | $0 | $446 | NM | 10.01% | -0.22% | 1.45% | 3.65% | 3,109 | 82 |
| BlueMountain 2018-1 | 2018 | | 0.0 | 0.0 | $85 | $236 | $46 | $179 | 517% | 8.81% | 0.31% | 1.38% | 3.76% | 2,911 | 95 |
| BlueMountain XXIII | 2018 | | 0.0 | 0.0 | $112 | $286 | $109 | $175 | 262% | 6.41% | 2.47% | 1.44% | 3.69% | 2,951 | 96 |
| BlueMountain XXIV | 2019 | RS Q1-21 | 0.0 | 2.3 | $272 | $308 | $271 | $22 | 114% | 7.03% | 5.17% | 1.36% | 3.76% | 2,835 | 94 |
| BlueMountain XXV | 2019 | RS Q2-21 | 0.0 | 2.5 | $243 | $255 | $243 | $11 | 105% | 7.92% | 5.21% | 1.46% | 3.77% | 2,757 | 97 |
| Brigade Battalion IX | 2015 | RS Q2-18 | 0.0 | 0.0 | $194 | $844 | $136 | $707 | 622% | 14.64% | 3.42% | 1.36% | 4.05% | 2,951 | 72 |
| Brigade Battalion XVIII | 2020 | RS Q4-21 | 0.0 | 2.8 | $379 | $450 | $369 | $0 | 122% | 8.91% | 4.95% | 1.46% | 4.05% | 2,799 | 79 |
| Brigade Battalion XIX | 2021 | | 0.0 | 2.3 | $309 | $392 | $301 | $89 | 130% | 8.18% | 5.00% | 1.33% | 4.09% | 2,877 | 77 |
| Brigade Battalion XXIII | 2022 | | 0.0 | 1.5 | $360 | $446 | $364 | $80 | 123% | 7.27% | 6.06% | 1.44% | 3.91% | 2,731 | 76 |
| Carlyle GMS 2014-5 | 2014 | RF Q1-17 / RS Q3-18 | 0.0 | 0.0 | $5 | $170 | $27 | $138 | 634% | 6.65% | 2.41% | 1.42% | 3.60% | 2,836 | N/A |
| Carlyle GMS 2017-4 | 2017 | | 0.0 | 0.0 | $0 | $290 | $0 | $290 | NM | 7.35% | 1.69% | 1.44% | 3.49% | 2,939 | 83 |
| Carlyle GMS 2018-1 | 2018 | | 0.0 | 0.0 | $6 | $172 | $19 | $151 | 887% | 7.71% | 0.81% | 1.28% | 3.55% | 2,944 | 88 |
| Carlyle GMS 2018-4 | 2018 | | 0.0 | 0.1 | $96 | $264 | $104 | $159 | 253% | 6.10% | 2.58% | 1.44% | 3.60% | 2,870 | 93 |
| Carlyle GMS 2019-4 | 2020 | RS Q1-22 | 0.1 | 3.3 | $271 | $314 | $278 | $1 | 113% | 6.50% | 5.08% | 1.33% | 3.70% | 2,746 | 97 |
| Carlyle GMS 2021-1 | 2021 | | 0.0 | 2.3 | $384 | $529 | $394 | $132 | 134% | 4.97% | 5.45% | 1.40% | 3.73% | 2,709 | 96 |
| Carlyle GMS 2021-4 | 2021 | | 0.0 | 2.3 | $362 | $605 | $372 | $229 | 163% | 4.63% | 5.43% | 1.39% | 3.72% | 2,710 | 93 |
| Carlyle GMS 2021-7 | 2021 | | 0.0 | 2.8 | $334 | $448 | $348 | $97 | 129% | 5.20% | 5.75% | 1.42% | 3.73% | 2,746 | 94 |
| Carlyle GMS 2022-1 | 2022 | | 0.3 | 3.3 | $297 | $357 | $306 | $48 | 117% | 6.81% | 5.18% | 1.32% | 3.77% | 2,777 | 91 |
| Carlyle GMS 2023-3[2] | 2023 | | 1.8 | 4.8 | $302 | $0 | $104 | $0 | 0% | 4.24% | 5.94% | 1.77% | 3.85% | 2,794 | 82 |
| CIFC 2013-II | 2013 | | 0.0 | 0.0 | $0 | $382 | $0 | $382 | NM | 6.76% | 2.04% | 1.26% | 3.55% | 2,820 | 84 |
| CIFC Funding 2014 | 2014 | RF Q2-17 / RS Q1-18 | 0.0 | 0.0 | $12 | $401 | $50 | $349 | 801% | 7.12% | 2.75% | 1.37% | 3.57% | 2,924 | 80 |
| CIFC Funding 2014-III | 2014 | RF Q3-17 / RS Q4-18 | 0.0 | 0.0 | $99 | $505 | $68 | $426 | 748% | 6.81% | 2.48% | 1.47% | 3.71% | 3,013 | 91 |
| CIFC Funding 2014-IV | 2018 | RF Q1-17 / RS Q4-18 / RS Q4-21 | 0.0 | 3.0 | $125 | $147 | $123 | $0 | 120% | 6.12% | 5.00% | 1.44% | 3.77% | 2,876 | 93 |
| CIFC Funding 2015-III | 2015 | RS Q1-18 | 0.0 | 0.0 | $0 | $211 | $0 | $211 | NM | 9.21% | 2.81% | 1.13% | 3.34% | 2,755 | 70 |
| CIFC Funding 2019-III | 2019 | RS Q3-21 | 0.0 | 2.8 | $107 | $116 | $104 | $0 | 112% | 4.84% | 5.96% | 1.42% | 3.73% | 2,775 | 97 |
| CIFC Funding 2019-IV | 2019 | RS Q3-21 | 0.0 | 2.8 | $447 | $569 | $444 | $14 | 128% | 4.91% | 5.48% | 1.43% | 3.73% | 2,807 | 96 |
| CIFC Funding 2019-V | 2019 | | 0.0 | 3.0 | $474 | $597 | $461 | $96 | 129% | 4.73% | 5.69% | 1.41% | 3.74% | 2,811 | 96 |
| CIFC Funding 2020-I | 2020 | RS Q3-21 | 0.0 | 2.5 | $400 | $429 | $406 | $8 | 106% | 4.83% | 5.84% | 1.42% | 3.74% | 2,805 | 94 |
| CIFC Funding 2020-II | 2020 | | 0.0 | 2.8 | $215 | $256 | $211 | $44 | 121% | 5.66% | 5.68% | 1.43% | 3.74% | 2,832 | 94 |
| CIFC Funding 2020-IV | 2021 | | 0.0 | 2.0 | $292 | $355 | $292 | $12 | 122% | 4.81% | 6.25% | 1.58% | 3.75% | 2,832 | 93 |
| CIFC Funding 2021-III | 2021 | | 0.0 | 2.5 | $493 | $610 | $501 | $102 | 122% | 5.74% | 5.74% | 1.40% | 3.78% | 2,851 | 92 |
| CIFC Funding 2021-VI | 2021 | | 0.0 | 2.8 | $420 | $554 | $428 | $122 | 130% | 5.87% | 5.76% | 1.40% | 3.81% | 2,892 | 90 |
| CIFC Funding 2022-I | 2022 | | 0.2 | 3.3 | $482 | $591 | $490 | $96 | 121% | 4.24% | 5.88% | 1.32% | 3.76% | 2,859 | 83 |
| CIFC Funding 2022-VI | 2022 | | 0.7 | 3.5 | $338 | $388 | $336 | $14 | 115% | 3.68% | 5.82% | 2.25% | 3.85% | 2,935 | 79 |
| CIFC Funding 2023-I[2] | 2023 | | 1.8 | 4.8 | $329 | $0 | $0 | $0 | NM | 0.11% | 5.58% | 1.70% | 3.94% | 2,726 | 77 |
| CSAM Madison Park XXI | 2016 | RS Q4-19 / RF Q4-21 | 0.0 | 0.8 | $222 | $273 | $237 | $33 | 116% | 8.82% | 3.97% | 1.36% | 3.95% | 2,885 | 76 |
| CSAM Madison Park XXXIV | 2016 | | 0.0 | 1.0 | $188 | $240 | $196 | $42 | 122% | 9.49% | 3.45% | 1.53% | 3.92% | 2,892 | 75 |
| CSAM Madison Park XXII | 2019 | RS Q1-20 | 0.0 | 0.3 | $294 | $375 | $308 | $64 | 122% | 8.65% | 3.93% | 1.38% | 3.95% | 2,930 | 77 |
| CSAM Madison Park XL | 2013 | RS Q2-17 / RF Q1-21 | 0.0 | 0.0 | $264 | $605 | $214 | $320 | 283% | 10.44% | 2.16% | 1.25% | 3.67% | 2,932 | 70 |
| CSAM Madison Park XLIV | 2018 | RF Q4-20 | 0.0 | 0.1 | $225 | $369 | $246 | $123 | 150% | 9.25% | 3.85% | 1.45% | 3.90% | 2,928 | 76 |
| CSAM Madison Park XLVII | 2020 | | 0.0 | 2.1 | $84 | $109 | $85 | $24 | 129% | 8.92% | 5.51% | 1.63% | 3.96% | 2,921 | 72 |
| CSAM Madison Park LXII | 2022 | | 1.5 | 4.5 | $191 | $147 | $135 | $0 | 109% | 8.60% | 3.82% | 1.85% | 3.99% | 2,898 | 68 |
| Cutwater 2015-I | 2015 | RS Q4-18 | 0.0 | 0.0 | $0 | $42 | $0 | $42 | NM | 31.18% | -1.16% | 1.48% | 3.96% | 3,721 | 35 |

1.  The portfolio level data contained herein is derived from the Company's 2023 Annual Report, 2023 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers.  Excludes CLO debt, loan accumulation facilities and non-CLO investments. Dollar amounts in thousands.
2.  As of December 31, 2023, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.



| CLO Equity Holdings (as of December 31, 2023) | Vintage | Refi/Reset/Call | Years Remaining in Non-Call Period | Years Remaining in Reinvestment Period | Income Accrued During Q4 2023 | Cash Received During Q4 2023 | Income Accrued During Q3 2023 | Return of Capital in Q4 2023 | Q4 Cash Received as % of Prior Qtr Accrual | CCC+ or Lower | Junior OC Cushion | Senior AAA Spread | Weighted Average Portfolio Spread | Weighted Average Rating Factor | Diversity Score |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Eaton Vance 2015-1 | 2015 | | 0.0 | 0.0 | $6 | $256 | $27 | $227 | 935% | 9.02% | 0.61% | 1.35% | 3.65% | 2,987 | 77 |
| Eaton Vance 2020-1 | 2020 | | 0.0 | 2.8 | $233 | $294 | $131 | $124 | 225% | 5.63% | 5.43% | 1.43% | 3.68% | 2,712 | 81 |
| Eaton Vance 2020-2 | 2020 | | 0.0 | 3.0 | $424 | $521 | $416 | $105 | 125% | 5.00% | 5.40% | 1.41% | 3.67% | 2,808 | 80 |
| Elmwood 14 | 2022 | | 0.5 | 3.5 | $241 | $314 | $234 | $79 | 134% | 5.57% | 4.96% | 1.54% | 3.67% | 2,661 | 86 |
| Elmwood 17 | 2022 | | 0.3 | 3.3 | $270 | $358 | $262 | $91 | 137% | 6.07% | 5.35% | 1.32% | 3.68% | 2,693 | 86 |
| Elmwood 21[2] | 2022 | | 1.8 | 4.8 | $95 | $0 | $0 | $0 | NM | 4.55% | 4.57% | 1.65% | 3.63% | 2,606 | 85 |
| First Eagle Lake Shore MM I | 2019 | RS Q2-21 | 0.0 | 1.3 | $495 | $460 | $515 | $7 | 89% | 24.15% | 0.57% | 1.98% | 5.55% | 3,822 | 51 |
| First Eagle Wind River 2013-2 | 2013 | RS Q4-17 / RF Q3-21 | 0.0 | 0.0 | $0 | $314 | $0 | $314 | NM | 11.21% | 0.01% | 1.26% | 3.69% | 3,034 | 70 |
| First Eagle Wind River 2014-1 | 2014 | RF Q1-17 / RS Q2-18 | 0.0 | 0.0 | $0 | $310 | $0 | $310 | NM | 7.73% | -0.05% | 1.31% | 3.78% | 2,899 | 76 |
| First Eagle Wind River 2014-3 | 2015 | RF Q2-17 / RS Q3-18 / RF Q4-20 | 0.0 | 0.0 | $0 | $473 | $0 | $473 | NM | 7.96% | 0.63% | 1.32% | 3.75% | 2,873 | 76 |
| First Eagle Wind River 2017-1 | 2017 | RF Q4-19 / RS Q1-21 | 0.0 | 2.3 | $414 | $574 | $439 | $56 | 131% | 7.19% | 3.58% | 1.32% | 3.68% | 2,745 | 85 |
| First Eagle Wind River 2017-3 | 2017 | RS Q2-21 | 0.0 | 2.3 | $549 | $865 | $563 | $290 | 154% | 6.54% | 4.31% | 1.41% | 3.66% | 2,719 | 84 |
| First Eagle Wind River 2018-1 | 2018 | | 0.0 | 2.3 | $198 | $661 | $269 | $395 | 246% | 10.26% | 1.52% | 1.33% | 3.70% | 2,939 | 73 |
| First Eagle Wind River 2019-2 | 2019 | RS Q1-22 | 0.0 | 3.0 | $538 | $678 | $518 | $18 | 131% | 7.64% | 5.01% | 1.35% | 3.73% | 2,826 | 81 |
| First Eagle Wind River 2022-2 | 2022 | | 0.5 | 3.6 | $389 | $468 | $399 | $66 | 117% | 8.60% | 4.13% | 1.59% | 3.91% | 2,898 | 71 |
| Generate 9 | 2021 | | 0.0 | 2.8 | $512 | $686 | $503 | $172 | 136% | 8.79% | 5.72% | 1.46% | 3.80% | 2,784 | 90 |
| Greywolf IV | 2019 | | 0.0 | 2.3 | $222 | $225 | $215 | $0 | 105% | 9.93% | 3.79% | 1.49% | 3.69% | 2,962 | 75 |
| HarbourView VII | 2018 | RF Q1-17 / RS Q2-18 | 0.0 | 0.0 | $0 | $0 | $0 | $0 | NM | 10.72% | 0.23% | 1.39% | 3.66% | 2,944 | 75 |
| KKR 36 | 2021 | | 0.0 | 2.8 | $244 | $346 | $236 | $109 | 146% | 9.49% | 4.61% | 1.44% | 3.94% | 2,946 | 74 |
| Marathon VI | 2014 | RF Q2-17 / RS Q2-18 | 0.0 | 0.0 | $0 | $0 | $0 | $0 | NM | 45.77% | -6.53% | N/A | 4.44% | 5,142 | 25 |
| Marathon VII | 2014 | RF Q2-17 | 0.0 | 0.0 | $0 | $0 | $0 | $0 | NM | 46.43% | -38.05% | N/A | 6.20% | 6,489 | 6 |
| Marathon VIII | 2015 | RS Q3-18 | 0.0 | 0.0 | $0 | $0 | $0 | $0 | NM | 13.35% | -1.15% | 1.51% | 3.84% | 3,010 | 90 |
| Marathon X | 2017 | | 0.0 | 0.0 | $0 | $0 | $0 | $0 | NM | 16.51% | -0.46% | 1.27% | 3.86% | 3,159 | 68 |
| Marathon XI | 2018 | | 0.0 | 0.0 | $0 | $64 | $0 | $64 | NM | 14.17% | -0.68% | 1.41% | 3.80% | 3,003 | 90 |
| Marathon XII | 2018 | RF Q3-20 | 0.0 | 0.0 | $0 | $0 | $0 | $0 | NM | 12.05% | -0.80% | 1.44% | 3.83% | 3,119 | 89 |
| Muzinich 1988 CLO 1 | 2022 | | 0.9 | 3.0 | $150 | $200 | $136 | $60 | 147% | 1.27% | 5.72% | 2.45% | 3.59% | 2,353 | 79 |
| Muzinich 1988 CLO 2 | 2022 | | 1.2 | 4.3 | $149 | $886 | $168 | $567 | 529% | 0.00% | 5.73% | 2.32% | 3.60% | 2,286 | 79 |
| Muzinich 1988 CLO 3[2] | 2022 | | 2.0 | 4.8 | $131 | $0 | $0 | $0 | NM | 0.37% | 5.97% | 2.02% | 3.65% | 2,370 | 75 |
| MJX Venture 41 | 2021 | | 0.0 | 2.1 | $132 | $179 | $138 | $40 | 130% | 5.12% | 4.85% | 1.48% | 4.02% | 2,558 | 101 |
| Octagon 26 | 2016 | RS Q2-18 | 0.0 | 0.0 | $57 | $571 | $46 | $520 | 1235% | 8.93% | 0.56% | 1.31% | 3.74% | 2,893 | 82 |
| Octagon 27 | 2016 | RS Q3-18 / RP Q3-20 | 0.0 | 0.0 | $89 | $538 | $67 | $464 | 808% | 8.94% | 0.61% | 1.35% | 3.76% | 2,891 | 82 |
| Octagon 29 | 2016 | | 0.0 | 1.1 | $164 | $451 | $162 | $288 | 278% | 9.17% | 2.05% | 1.44% | 3.82% | 2,777 | 88 |
| Octagon 37 | 2018 | | 0.0 | 0.0 | $8 | $66 | $10 | $57 | 665% | 7.82% | 1.07% | 1.30% | 3.74% | 2,795 | 84 |
| Octagon 44 | 2019 | RS Q3-21 | 0.0 | 2.8 | $327 | $551 | $333 | $219 | 165% | 8.13% | 3.15% | 1.44% | 3.82% | 2,823 | 89 |
| Octagon 45 | 2019 | | 0.3 | 3.3 | $657 | $864 | $431 | $323 | 201% | 8.13% | 3.79% | 1.34% | 3.83% | 2,798 | 89 |
| Octagon 46 | 2020 | RS Q3-21 | 0.0 | 2.5 | $363 | $484 | $378 | $4 | 128% | 8.75% | 2.66% | 1.42% | 3.81% | 2,807 | 88 |
| Octagon 48 | 2020 | | 0.0 | 2.8 | $361 | $548 | $346 | $199 | 158% | 7.12% | 5.69% | 1.41% | 3.79% | 2,733 | 90 |
| Octagon 50 | 2020 | RS Q4-21 | 0.0 | 3.0 | $317 | $427 | $322 | $103 | 133% | 7.98% | 4.27% | 1.41% | 3.83% | 2,799 | 87 |
| Octagon 51 | 2021 | | 0.0 | 2.6 | $345 | $516 | $333 | $181 | 155% | 6.70% | 5.48% | 1.41% | 3.77% | 2,743 | 86 |
| Octagon 55 | 2021 | | 0.0 | 2.6 | $222 | $342 | $229 | $114 | 149% | 5.83% | 4.55% | 1.41% | 3.76% | 2,716 | 85 |
| Octagon 58 | 2022 | | 0.5 | 3.5 | $564 | $706 | $548 | $157 | 129% | 6.71% | 4.82% | 1.45% | 3.83% | 2,810 | 88 |
| Octagon XIV | 2012 | RS Q2-17 / RF Q1-21 | 0.0 | 0.0 | $0 | $20 | $0 | $20 | NM | 11.59% | -0.01% | 1.26% | 3.47% | 2,803 | 67 |
| OCP Euro 2019-3 | 2019 | | 0.0 | 1.6 | $52 | $93 | $56 | $41 | 165% | 0.63% | 5.22% | 0.82% | 4.07% | 2,819 | 66 |
| OFSI BSL VIII | 2017 | RF Q1-21 | 0.0 | 0.0 | $0 | $88 | $0 | $88 | NM | 11.62% | 2.06% | 1.26% | 3.61% | 2,975 | 45 |
| Prudential Dryden 53 | 2018 | | 0.0 | 0.0 | $0 | $323 | $0 | $323 | NM | 10.44% | 2.11% | 1.38% | 3.59% | 2,964 | 95 |
| Prudential Dryden 64 | 2018 | | 0.0 | 0.0 | $37 | $459 | $88 | $375 | 520% | 9.91% | 0.62% | 1.23% | 3.63% | 2,880 | 93 |
| Prudential Dryden 68 | 2019 | RS Q3-21 | 0.0 | 2.5 | $333 | $504 | $354 | $153 | 143% | 9.80% | 3.36% | 1.43% | 3.70% | 2,648 | 100 |
| Prudential Dryden 85 | 2020 | RS Q3-21 | 0.0 | 2.8 | $365 | $464 | $371 | $82 | 125% | 9.25% | 4.23% | 1.41% | 3.71% | 2,666 | 99 |
| Prudential Dryden 88 Euro | 2021 | | 0.0 | 2.1 | $17 | $15 | $16 | $0 | 93% | 5.73% | 4.35% | 0.85% | 4.25% | 3,002 | 55 |
| Prudential Dryden 94 | 2022 | | 0.4 | 3.5 | $469 | $614 | $480 | $135 | 128% | 8.37% | 4.94% | 1.44% | 3.73% | 2,652 | 100 |
| Prudential Dryden 109 | 2022 | | 0.3 | 3.3 | $323 | $423 | $296 | $109 | 143% | 8.61% | 3.85% | 1.38% | 3.75% | 2,681 | 100 |
| Regatta VII | 2016 | | 0.0 | 2.5 | $104 | $175 | $101 | $69 | 173% | 6.77% | 1.48% | 1.42% | 3.69% | 2,592 | 89 |
| Regatta XX | 2021 | | 0.0 | 2.8 | $339 | $457 | $332 | $105 | 138% | 5.04% | 4.63% | 1.42% | 3.67% | 2,566 | 88 |
| Regatta XXI | 2021 | | 0.0 | 2.8 | $279 | $404 | $267 | $141 | 151% | 5.81% | 4.58% | 1.44% | 3.66% | 2,567 | 89 |
| Regatta XXII | 2022 | | 0.6 | 3.6 | $115 | $142 | $104 | $38 | 137% | 3.57% | 5.56% | 1.54% | 3.66% | 2,534 | 86 |
| Regatta XXIV | 2021 | | 0.0 | 3.1 | $135 | $186 | $128 | $60 | 146% | 5.98% | 4.18% | 1.42% | 3.67% | 2,568 | 88 |
| Rockford Tower 2019-1 | 2019 | | 0.0 | 2.2 | $390 | $511 | $380 | $128 | 135% | 8.31% | 4.43% | 1.38% | 3.82% | 2,820 | 87 |
| Rockford Tower 2021-3 | 2021 | | 0.0 | 2.8 | $789 | $1,050 | $842 | $207 | 125% | 8.76% | 3.78% | 1.46% | 3.83% | 2,883 | 87 |
| Rockford Tower 2022-3 | 2023 | | 0.5 | 2.1 | $137 | $98 | $90 | $0 | 108% | 5.69% | 6.44% | 2.35% | 3.84% | 2,753 | 81 |
| Steele Creek 2018-1 | 2018 | | 0.0 | 0.0 | $67 | $481 | $0 | $481 | NM | 12.96% | 0.72% | 1.27% | 3.69% | 2,972 | 74 |
| Steele Creek 2019-1 | 2019 | RF Q3-21 | 0.0 | 0.3 | $195 | $343 | $150 | $195 | 229% | 11.43% | 3.05% | 1.45% | 3.72% | 2,713 | 78 |
| Zais 3 | 2015 | RS Q2-18 | 0.0 | 0.0 | $0 | $732 | $0 | $732 | NM | 11.61% | 0.23% | 1.47% | 4.14% | 2,941 | 72 |
| Zais 5 | 2016 | RF Q1-21 | 0.0 | 0.0 | $0 | $0 | $0 | $0 | NM | 31.03% | -3.27% | N/A | 4.83% | 4,260 | 28 |
| Zais 6 | 2017 | RF Q2-21 | 0.0 | 0.0 | $0 | $34 | $0 | $0 | NM | 18.94% | -1.90% | 1.50% | 4.14% | 3,090 | 49 |
| Zais 7 | 2017 | | 0.0 | 0.0 | $0 | $0 | $0 | $0 | NM | 18.63% | -3.85% | 1.55% | 4.09% | 3,254 | 64 |
| Zais 8 | 2018 | | 0.0 | 0.0 | $0 | $0 | $0 | $0 | NM | 29.22% | -2.95% | 1.21% | 4.62% | 3,746 | 39 |
| Zais 9 | 2018 | RP Q3-20 | 0.0 | 0.0 | $0 | $0 | $0 | $0 | NM | 12.23% | -0.73% | 1.46% | 4.16% | 2,973 | 76 |
| ALM VIII | 2013 | RS Q4-16 / Called Q1-20 | 0.0 | 0.0 | $0 | $0 | $0 | $0 | NM | N/A | N/A | N/A | N/A | N/A | N/A |
| **Total/Weighted Average[3]** | | | **0.2** | **2.4** | **$30,392** | **$50,935** | **$28,429** | **$21,160** | | **7.14%** | **4.28%** | **1.45%** | **3.79%** | **2,819** | **84** |
| **Positions no longer held as of December 31, 2023** | | | | | **$0** | **$186** | **$64** | **$186** | | | | | | | |
| **Total including positions no longer held as of December 31, 2023** | | | | | **$30,392** | **$51,121** | **$28,493** | **$21,346** | | | | | | | |

1. The portfolio level data contained herein is derived from the Company's 2023 Annual Report, 2023 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt, loan accumulation facilities and non-CLO investments. Dollar amounts in thousands.
2. As of December 31, 2023, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.
3. Weighted average calculations exclude called CLOs and newly issued CLOs for which look-through data is not yet available.

# ECC SUPPLEMENTAL INFORMATION[1]

## Changes in Effective Yield



*The following table represents changes made to effective yields from the prior quarter end*

| CLO Equity Holdings (as of December 31, 2023) | Effective Yield as of September 30, 2023 | Effective Yield as of December 31, 2023 | Change in Effective Yield | CLO Equity Holdings (as of December 31, 2023) | Effective Yield as of September 30, 2023 | Effective Yield as of December 31, 2023 | Change in Effective Yield |
|---|---|---|---|---|---|---|---|
| Anchorage Credit Funding 12 | 15.50% | 14.46% | -1.04% | Eaton Vance 2020-1 | 20.86% | 20.77% | -0.09% |
| Anchorage Credit Funding 13 | 13.42% | 13.27% | -0.16% | Eaton Vance 2020-2 | 22.52% | 23.42% | 0.90% |
| Apollo RR 23[2] | | 19.59% | New | Elmwood 14 | 22.23% | 23.03% | 0.80% |
| Ares XXXIV | 14.69% | 15.00% | 0.31% | Elmwood 17 | 20.28% | 21.32% | 1.04% |
| Ares XLI | 13.67% | 13.74% | 0.07% | Elmwood 21[2] | | 17.93% | New |
| Ares XLIII | 11.21% | 10.14% | -1.06% | First Eagle Lake Shore MM I | 21.41% | 20.89% | -0.52% |
| Ares XLIV | 11.57% | 12.75% | 1.18% | First Eagle Wind River 2013-2 | 0.00% | 0.00% | |
| Ares XLVII | 9.63% | 8.26% | -1.38% | First Eagle Wind River 2014-1 | 0.00% | 0.00% | |
| Ares LI | 14.61% | 14.44% | -0.18% | First Eagle Wind River 2014-3 | 0.00% | 0.00% | |
| Ares LVIII | 15.16% | 14.87% | -0.29% | First Eagle Wind River 2017-1 | 17.48% | 16.58% | -0.90% |
| Ares LXIV | 19.47% | 19.75% | 0.28% | First Eagle Wind River 2017-3 | 15.76% | 15.67% | -0.09% |
| Bain 2021-1 | 16.62% | 17.50% | 0.88% | First Eagle Wind River 2018-1 | 11.71% | 8.29% | -3.42% |
| Bain 2021-7 | 27.70% | 28.28% | 0.59% | First Eagle Wind River 2019-2 | 25.75% | 27.39% | 1.64% |
| Bardin Hill 2021-2 | 25.07% | 32.19% | 7.12% | First Eagle Wind River 2022-2 | 27.84% | 26.81% | -1.03% |
| Barings 2018-1 | 4.21% | 4.50% | 0.29% | Generate 9 | 25.92% | 26.39% | 0.48% |
| Barings 2019-I | 18.87% | 19.55% | 0.68% | Greywolf CLO IV | 21.95% | 22.64% | 0.69% |
| Barings 2019-II | 16.53% | 16.93% | 0.40% | HarbourView VII | 0.00% | 0.00% | |
| Barings 2020-I | 33.76% | 36.23% | 2.47% | KKR 36 | 22.06% | 23.57% | 1.51% |
| Barings 2021-II | 20.57% | 21.54% | 0.97% | Marathon VI | 0.00% | 0.00% | |
| Barings 2021-III | 15.76% | 16.58% | 0.83% | Marathon VII | 0.00% | 0.00% | |
| Barings 2022-I | 23.13% | 23.75% | 0.62% | Marathon VIII | 0.00% | 0.00% | |
| Barings 2022-II | 34.28% | 36.10% | 1.82% | Marathon X | 0.00% | 0.00% | |
| Blackstone Basswood Park | 13.51% | 14.33% | 0.82% | Marathon XI | 0.00% | 0.00% | |
| Blackstone Bear Mountain Park | 18.22% | 18.78% | 0.56% | Marathon XII | 0.00% | 0.00% | |
| Blackstone Bethpage Park | 14.75% | 17.35% | 2.60% | MJX Venture 41 | 24.54% | 23.13% | -1.42% |
| Blackstone Bristol Park | 0.00% | 0.00% | | Muzinich 1988 CLO 1 | 9.47% | 10.51% | 1.04% |
| Blackstone Dewolf Park | 0.00% | 0.00% | | Muzinich 1988 CLO 2 | 7.70% | 9.08% | 1.38% |
| Blackstone Kings Park | 27.24% | 28.47% | 1.22% | Muzinich 1988 CLO 3 | 10.80% | 11.43% | 0.63% |
| Blackstone Unity-Peace Park | 20.61% | 20.12% | -0.49% | OCP Euro CLO 2019-3 | 21.17% | 21.05% | -0.12% |
| Blackstone Wellman Park | 21.39% | 21.79% | 0.41% | Octagon 26 | 5.12% | 7.19% | 2.07% |
| Blackstone Wellman Park M-1 Fee Note | 19.45% | 19.22% | -0.23% | Octagon 27 | 8.06% | 11.83% | 3.77% |
| Blackstone Wellman Park M-2 Fee Note | 15.49% | 15.27% | -0.22% | Octagon 29 | 10.73% | 11.39% | 0.66% |
| Blackstone Whetstone Park | 17.67% | 19.41% | 1.74% | Octagon 37 | 4.31% | 3.41% | -0.90% |
| BlueBay AM Euro II | 28.21% | 28.38% | 0.16% | Octagon 44 | 15.45% | 15.59% | 0.14% |
| BlueMountain 2013-2 | 0.00% | 0.00% | | Octagon 45 | 25.25% | 25.57% | 0.32% |
| BlueMountain 2018-I | 23.35% | 54.67% | 31.32% | Octagon 46 | 33.93% | 32.94% | -0.99% |
| BlueMountain XXIII | 11.65% | 12.33% | 0.69% | Octagon 48 | 18.67% | 20.04% | 1.37% |
| BlueMountain XXIV | 30.72% | 30.51% | -0.20% | Octagon 50 | 26.98% | 26.83% | -0.15% |
| BlueMountain XXV | 27.85% | 27.45% | -0.40% | Octagon 51 | 17.49% | 18.62% | 1.13% |

1.  Source: Consolidated Schedule of Investments of the Company's 2023 Annual Report and September 30, 2023 unaudited financial statements.
2.  Not held as of September 30, 2023.



*The following table represents changes made to effective yields from the prior quarter end*

| CLO Equity Holdings (as of December 31, 2023) | Effective Yield as of September 30, 2023 | Effective Yield as of December 31, 2023 | Change in Effective Yield |
|---|---|---|---|
| Brigade Battalion IX | 5.66% | 9.70% | 4.04% |
| Brigade Battalion XVIII | 34.54% | 36.98% | 2.45% |
| Brigade Battalion XIX | 27.33% | 28.76% | 1.43% |
| Brigade Battalion XXIII | 24.65% | 24.50% | -0.15% |
| Carlyle GMS 2014-5 | 1.00% | 0.00% | -1.00% |
| Carlyle GMS 2017-4 | 0.00% | 0.00% | |
| Carlyle GMS 2018-1 | 3.96% | 0.31% | -3.65% |
| Carlyle GMS 2018-4 | 10.47% | 9.66% | -0.81% |
| Carlyle GMS 2019-4 | 22.09% | 21.22% | -0.86% |
| Carlyle GMS 2021-1 | 23.74% | 23.19% | -0.54% |
| Carlyle GMS 2021-4 | 16.23% | 15.75% | -0.48% |
| Carlyle GMS 2021-7 | 20.27% | 19.28% | -0.99% |
| Carlyle GMS 2022-1 | 22.39% | 21.44% | -0.96% |
| Carlyle GMS 2022-3 | 12.37% | 15.62% | 3.24% |
| CIFC Funding 2013-II | 4.94% | 0.00% | -4.94% |
| CIFC Funding 2014 | 4.28% | 0.00% | -4.28% |
| CIFC Funding 2014-III | 5.31% | 7.68% | 2.37% |
| CIFC Funding 2014-IV | 15.35% | 15.15% | -0.20% |
| CIFC Funding 2015-III | 0.00% | 0.00% | |
| CIFC Funding 2019-III | 20.44% | 20.92% | 0.48% |
| CIFC Funding 2019-IV | 18.28% | 18.36% | 0.08% |
| CIFC Funding 2019-V | 20.60% | 21.51% | 0.91% |
| CIFC Funding 2020-I | 33.82% | 32.94% | -0.88% |
| CIFC Funding 2020-II | 22.11% | 22.78% | 0.67% |
| CIFC Funding 2020-IV | 22.23% | 22.20% | -0.02% |
| CIFC Funding 2021-III | 21.07% | 20.48% | -0.59% |
| CIFC Funding 2021-VI | 20.11% | 19.65% | -0.46% |
| CIFC Funding 2022-I | 20.72% | 20.18% | -0.54% |
| CIFC Funding 2022-VI | 16.23% | 16.07% | -0.16% |
| CIFC Funding 2023-1 | 20.80% | 21.30% | 0.50% |
| CSAM Madison Park XXI | 28.48% | 26.35% | -2.13% |
| CSAM Madison Park XXII | 22.68% | 21.48% | -1.20% |
| CSAM Madison Park XXXIV | 26.58% | 24.79% | -1.80% |
| CSAM Madison Park XL | 22.95% | 18.95% | -4.00% |
| CSAM Madison Park XLIV | 21.74% | 19.63% | -2.12% |
| CSAM Madison Park XLVII | 22.79% | 22.72% | -0.08% |
| CSAM Madison Park LXII | 20.60% | 18.74% | -1.86% |
| Cutwater 2015-I | 0.00% | 0.00% | |
| Eaton Vance 2015-1 | 5.87% | 0.00% | -5.87% |

| CLO Equity Holdings (as of December 31, 2023) | Effective Yield as of September 30, 2023 | Effective Yield as of December 31, 2023 | Change in Effective Yield |
|---|---|---|---|
| Octagon 55 | 14.38% | 14.11% | -0.27% |
| Octagon 58 | 22.01% | 23.17% | 1.16% |
| Octagon XIV | 0.00% | 0.00% | |
| OFSI BSL VIII | 0.00% | 0.00% | |
| Prudential Dryden 53 | 0.00% | 0.00% | |
| Prudential Dryden 64 | 10.34% | 3.48% | -6.86% |
| Prudential Dryden 68 | 15.86% | 15.06% | -0.81% |
| Prudential Dryden 85 | 25.51% | 25.41% | -0.10% |
| Prudential Dryden 88 Euro | 13.58% | 13.61% | 0.03% |
| Prudential Dryden 94 | 23.41% | 23.10% | -0.31% |
| Prudential Dryden 109 | 22.82% | 22.33% | -0.48% |
| Regatta VII | 12.36% | 9.04% | -3.32% |
| Regatta VII R1A Fee Note | 52.02% | 51.70% | -0.32% |
| Regatta VII R2 Fee Note | 100.99% | 100.52% | -0.47% |
| Regatta XX | 19.27% | 20.17% | 0.90% |
| Regatta XXI | 17.05% | 18.94% | 1.89% |
| Regatta XXII | 20.69% | 24.16% | 3.47% |
| Regatta XIX | 0.00% | 0.00% | |
| Regatta XXIV | 19.15% | 21.55% | 2.40% |
| Rockford Tower 2019-1 | 22.51% | 23.47% | 0.96% |
| Rockford Tower 2021-3 | 17.33% | 15.98% | -1.35% |
| Rockford Tower 2022-3 | 23.09% | 22.67% | -0.42% |
| Steele Creek CLO 2018-1 | 0.00% | 6.24% | 6.24% |
| Steele Creek CLO 2019-1 | 10.63% | 15.96% | 5.33% |
| Zais 3 | 0.00% | 0.00% | |
| Zais 5 | 0.00% | 0.00% | |
| Zais 6 | 0.00% | 0.00% | |
| Zais 7 | 0.00% | 0.00% | |
| Zais 8 | 0.00% | 0.00% | |
| Zais 9 | 0.00% | 0.00% | |
| **Weighted Average** | **16.29%** | **16.70%** | |
| **Called CLO Equity Holdings[3]** | | | |
| ALM VIII Preferred Shares | 0.00% | 0.00% | |
| **Weighted Average** | **16.29%**[4] | **16.70%**[5] | |

1. Source: Consolidated Schedule of Investments of the Company's 2023 Annual Report and September 30, 2023 unaudited financial statements.
2. Not held as of September 30, 2023.
3. These CLOs were called and final equity payments were pending as of the last day of the quarter.
4. Weighted average effective yield of CLO Equity investments held as of September 30, 2023 (inclusive of securities sold during Q4 2023 and not reflected in this schedule) was 16.29%.
5. Weighted average effective yield of CLO Equity investments excluding securities purchased or sold during Q4 2023 is 16.63%.



*As of December 31, 2023 ECC's portfolio was invested across 205 CLO investments*

## Summary of ECC's Portfolio of Investments[1]



Cash 4.7%
Other 3.9%
Regulatory Capital Relief 4.1%
Loan Accumulation Facilities 2.4%
CLO Debt 15.5%
CLO Equity 69.4%
Cash: $43.1 million

## Summary of Underlying Portfolio Characteristics[2]

|  | Q4 2023 | Q3 2023 | Q2 2023 | Q1 2023 | Q4 2022 |
|---|---|---|---|---|---|
| Number of Unique Underlying Loan Obligors | 1,796 | 1,789 | 1,784 | 1,872 | 1,868 |
| Largest Exposure to an Individual Obligor | 0.76% | 0.79% | 0.76% | 0.92% | 0.93% |
| Average Individual Loan Obligor Exposure | 0.06% | 0.06% | 0.06% | 0.05% | 0.05% |
| Top 10 Loan Obligors Exposure | 5.39% | 5.49% | 5.68% | 6.27% | 6.16% |
| Currency: USD Exposure | 99.62% | 99.61% | 99.57% | 98.18% | 98.53% |
| Aggregate Indirect Exposure to Senior Secured Loans[3] | 95.44% | 96.24% | 96.33% | 96.20% | 96.88% |
| Weighted Average Junior Overcollateralization (OC) Cushion | 4.28% | 4.41% | 4.53% | 4.85% | 4.12% |
| Weighted Average Market Value of Loan Collateral | 96.54% | 95.71% | 94.64% | 93.58% | 92.14% |
| Weighted Average Stated Loan Spread | 3.79% | 3.78% | 3.67% | 3.67% | 3.63% |
| Weighted Average Loan Rating[4] | B+/B | B+/B | B+/B | B+/B | B+/B |
| Weighted Average Loan Maturity | 4.4 years | 4.4 years | 4.5 years | 4.6 years | 4.6 years |
| Weighted Average Remaining CLO Reinvestment Period | 2.4 years | 2.7 years | 2.7 years | 2.9 years | 3.0 years |

1. The summary of portfolio investments and cash shown is based on the estimated fair value of the underlying positions and cash net of pending trade settlements as of December 31, 2023. Excludes restricted cash.
2. The information presented herein is on a look-through basis to CLO equity held by the Company as of the period ends noted above (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to the period ends noted above and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of the underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, period end trustee reports, and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of the period ends noted above, and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity investments held by the Company at the end of the reporting periods.
3. We obtain exposure in underlying senior secured loans indirectly through CLOs.
4. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity.

# ECC SUPPLEMENTAL INFORMATION

## Obligor and Industry Exposures



*As of December 31, 2023, ECC has exposure to 1,796 unique underlying borrowers across a range of industries*

### Obligor and Industry Exposure

| Top 10 Underlying Obligors[1] | % Total | Top 10 Industries of Underlying Obligors[1] | % Total |
|---|---|---|---|
| Asurion | 0.8% | Technology: Software & Services | 11.4% |
| Numericable | 0.6% | Media | 6.5% |
| Virgin Media | 0.5% | Health Care Providers & Services | 5.6% |
| Athenahealth | 0.5% | Hotels, Restaurants & Leisure | 5.0% |
| Cablevision | 0.5% | Diversified Financial Services | 4.2% |
| Transdigm | 0.5% | Diversified Telecommunication Services | 4.1% |
| Medline Industries | 0.5% | Commercial Services & Supplies | 4.0% |
| Mcafee | 0.5% | Insurance | 3.9% |
| Ineos | 0.5% | Chemicals | 3.3% |
| Univision Communications | 0.5% | Technology: Hardware & Equipment | 3.2% |
| **Total** | **5.4%** | **Total** | **51.2%** |

Note: Amounts shown are rounded, and therefore totals may not foot.

1. The information presented herein is on a look-through basis to the CLO equity held by the Company as of December 31, 2023 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to December 2023 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, December 2023 trustee reports, and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of December 31, 2023 , and this data may not be representative of current or future holdings.



## Maturity Distribution of Underlying Obligors[1]



**% of Fund Exposure**

**Prior to 2026, only 5.9% of ECC's underlying loan portfolio matures**

| Maturity | % |
|---|---|
| 2024 | 0.6% |
| 2025 | 5.3% |
| 2026 | 10.6% |
| 2027 | 17.0% |
| 2028 | 40.0% |
| 2029 | 14.2% |
| 2030 | 12.3% |

**Maturity**



SELECTED MARKET DATA



# SELECTED MARKET DATA
## Credit Fundamentals





Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]



Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]



Average Leverage Multiples of Newly Issued Loans (Debt/EBITDA)[2]



Average Interest Coverage Multiples of Newly Issued Loans (EBITDA/Interest)[2]

Source: Pitchbook LCD.
1. Data based on the weighted average ongoing leverage and interest coverage multiples of all public issuers within the Morningstar LSTA US Leveraged Loan Index. As of September 30, 2023, this included approximately $182.4 billion of outstanding loans.
2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.

# SELECTED MARKET DATA
## Credit Fundamentals



### Annual Revenue Change (YoY) for Below Investment Grade Companies[1]

Revenue Growth % (YoY)

1Q11 21.0%, 2Q11 18.0%, 3Q11 14.0%, 4Q11 14.0%, 1Q12 12.0%, 2Q12 9.1%, 3Q12 9.9%, 4Q12 8.9%, 1Q13 10.5%, 2Q13 9.3%, 3Q13 11.0%, 4Q13 13.5%, 1Q14 16.3%, 2Q14 12.4%, 3Q14 12.5%, 4Q14 13.6%, 1Q15 10.3%, 2Q15 6.3%, 3Q15 3.9%, 4Q15 5.4%, 1Q16 4.8%, 2Q16 7.2%, 3Q16 8.5%, 4Q16 6.2%, 1Q17 8.7%, 2Q17 10.0%, 3Q17 9.4%, 4Q17 9.6%, 1Q18 11.8%, 2Q18 13.6%, 3Q18 11.0%, 4Q18 9.3%, 1Q19 6.1%, 2Q19 4.5%, 3Q19 5.7%, 4Q19 4.2%, 1Q20 0.9%, 2Q20 (13.1%), 3Q20 (2.6%), 4Q20 2.7%, Q121 12.5%, 2Q21 27.2%, 3Q21 18.0%, 4Q21 16.7%, 1Q22 18.2%, 2Q22 15.4%, 3Q22 15.1%, 4Q22 11.7%, 1Q23 6.9%, 2Q23 4.3%, Q323 4.2%

### Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]

EBITDA Growth % (YoY)

1Q11 19.6%, 2Q11 17.0%, 3Q11 14.8%, 4Q11 9.6%, 1Q12 12.8%, 2Q12 12.2%, 3Q12 9.3%, 4Q12 8.3%, 1Q13 6.8%, 2Q13 6.1%, 3Q13 6.8%, 4Q13 8.8%, 1Q14 7.1%, 2Q14 8.8%, 3Q14 9.5%, 4Q14 10.2%, 1Q15 5.8%, 2Q15 7.1%, 3Q15 6.2%, 4Q15 7.0%, 1Q16 7.1%, 2Q16 5.8%, 3Q16 4.3%, 4Q16 5.2%, 1Q17 (1.3%), 2Q17 4.7%, 3Q17 5.8%, 4Q17 4.7%, 1Q18 9.3%, 2Q18 12.1%, 3Q18 13.3%, 4Q18 9.5%, 1Q19 2.7%, 2Q19 1.7%, 3Q19 2.5%, 4Q19 0.0%, 1Q20 (9.5%), 2Q20 (22.7%), 3Q20 (1.5%), 4Q20 4.9%, 1Q21 15.7%, 2Q21 20.9%, 3Q21 13.1%, 4Q21 7.8%, 1Q22 15.0%, 2Q22 11.2%, 3Q22 14.0%, 4Q22 4.8%, 1Q23 5.5%, 2Q23 2.4%, 3Q23 1.8%

Source: Pitchbook LCD.
1.  Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the Morningstar LSTA US Leveraged Loan Index. As of September 30, 2023, this included approximately $182.4 billion of outstanding loans.

# SELECTED MARKET DATA

## Liquidity Considerations



- Secondary trading is conducted through BWICs ("Bids Wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+2 basis

## Annual CLO Trading Volume

| Year | Non-Investment Grade Rated CLO Tranches | Investment Grade Rated CLO Tranches | Total |
|------|------|------|------|
| 2011 | $15.3 | $24.1 | $39.4 |
| 2012 | $70.5 | $35.4 | $105.9 |
| 2013 | $36.6 | $42.7 | $79.3 |
| 2014 | $32.3 | $47.7 | $80.0 |
| 2015 | $39.1 | $52.0 | $91.1 |
| 2016 | $37.8 | $52.2 | $90.0 |
| 2017 | $42.1 | $26.2 | $68.3 |
| 2018 | $28.2 | $45.7 | $73.9 |
| 2019 | $36.1 | $74.8 | $110.9 |
| 2020 | $50.7 | $133.9 | $184.6 |
| 2021 | $61.3 | $79.1 | $140.4 |
| 2022 | $46.9 | $153.5 | $200.4 |
| 2023 | $40.5 | $159.9 | $200.4 |

(Billions)

**There was over $160 billion of CLO trading volume annually on average over the last 5 years**

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. Data as of December 31, 2023.





**Eagle Point Credit Company Inc.**
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointCreditCompany.com

**ICR (Media and Investor Relations)**
IR@eaglepointcredit.com
(203) 340 8510